EXHIBIT 99.1

Press Release Dated February 2, 2012, Suncor Energy declares dividend

News Release

FOR IMMEDIATE RELEASE

Suncor Energy declares dividend

(All financial figures are in Canadian dollars.)

Calgary, Alberta (Feb. 2, 2012) — Suncor Energy Inc.’s Board of Directors has approved a quarterly dividend of $0.11 per share on its common shares, payable March 26, 2012 to shareholders of record at the close of business on March 5, 2012.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com

Suncor Energy Inc.
150 6 Avenue S.W., Calgary, Alberta T2P 3E3
Website: www.suncor.com